HORSESHOE GOLD MINING INC.

Suite 1202, 1022 Nelson Street
                                                  Vancouver BC Canada V6E 4S7

                                                  Tel: 604 662-4480

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NEWS RELEASE, January 12, 2006

Almaden Minerals Ltd. Trading Symbol: AMM :TSX, AAU : AMEX

Horseshoe Gold Mining Inc. Trading Symbol: HSX :TSX-V

www.almadenminerals.com

Drilling Confirms Fuego Vein System, Mexico and will Recommence in January 2006

Almaden Minerals Ltd. (“Almaden”) and Horseshoe Gold Mining Inc. (“Horseshoe”) are pleased to announce that Horseshoe will restart a diamond drill program after a Christmas break, on Almaden’s wholly owned Fuego gold-silver prospect located in Oaxaca State, Mexico. The drill program will still consist of a minimum of 2,500 meters designed to test along the strike and dip of a quartz vein system identified and staked by Almaden in 2003. Horseshoe is currently working to earn a 60% interest in the Fuego property from Almaden.

Before Christmas three holes were completed (DH-05-01, DH-05-02 and DH-05-04) for a total of 415.96 meters and a drill was positioned over a third hole (DH-05-03) where drilling will commence immediately. The drilling program started later than expected and as a result it was possible to only complete these thee holes which were located at the extremities of the vein system for logistical reasons. The main showings where significant gold and silver mineralization was identified in surface sampling have not yet been drilled. To date complete results have only been received from holes DH-05-01 and DH-05-02. DH-05-01 was drilled on the eastern strike extent of the vein system and was likely drilled into a shear zone. The first hole was only 117.98 meters in length, but intersected a broad zone of silicification and narrow quartz veins. This hole did not intersect the vein system however a 3.5 meter zone of silicification from 6.5 to 10 meters depth averaged 0.32 grams per tonne gold and 60 grams per tonne silver including a 0.5 meter interval from 6.0 to 6.5 meters which returned 0.7 grams per tonne gold and 180 grams per tonne silver. Holes DH-05-01 and DH-05-04 were drilled at the western extent of the vein system, along the same section (in the same direction) with DH-05-04 roughly 50 meters beneath DH-05-02. While results have not yet been compiled for DH-05-04, both holes intersected broad zones of quartz veining exhibiting excellent shallow epithermal vein textures such as finely banded colloform quartz, lattice textured calcite and late amethyst. Hole DH-05-02 intersected a 15.1 meter wide zone quartz veining, brecciation and silicification from 113.0 to 135.05 meters. Within this section 6.13 meters, from 128.07 to 134.2 meters depth, averaged 1.0 grams per tonne gold and 22 grams per tonne silver. Hole DH-05-04 intersected a 16.06 meter wide zone of quartz veining and silicification from 125.0 to 141.06 meters depth. Management of Almaden and Horseshoe are highly encouraged by these partial and extremely preliminary results, which indicate that the very significant widths (over 10 meters in places) seen on surface continue to depth. The vein textures and geochemistry encountered in the drilling also confirms the interpretation that the vein is only shallowly eroded. Drilling needs to test greater depths, although it must be stressed that the well mineralized surface showings (sampling from which is described below), which are interpreted to represent the most economically important portions of the vein system, have not yet been tested by drilling. Drilling of these portions of the vein system will commence immediately.

The Fuego project is road accessible and located in Oaxaca State, roughly 140 kilometers southeast of Oaxaca City. The property covers an area of low-sulphidation epithermal veining exhibiting classic vein textures commensurate with a highly preserved dynamic mineralising environment. The textures include colloform banded fine grained quartz which has replaced non-crystalline amorphous silica, quartz which has replaced lattice-textured calcite and sulphide-rich bands containing electrum and exhibiting graded bedding. These textures are interpreted to represent a high level of exposure within the mineralised portion of a large epithermal vein system.

In 2004 Horseshoe completed a surface geologic mapping and rock and soil sampling program on the Fuego property. This program outlined the main vein zone which has been traced in outcrop roughly 1,000 meters along strike. Along this exposed strike length vein widths vary from 3 to 10 meters. Several parallel veins were identified in outcrop as well. Sampling of the main vein returned values from 0.04 to 13.6 g/t Au and silver values from 1.6 to 643 g/t. Where exposure allowed, continuous chip sampling was carried out on the main vein. The results included a 4 meter exposure averaging 4.52 g/t Au and 86 g/t Ag with individual samples up to 10.6 g/t Au and 162 g/t Ag. This sampling was carried out on a different vein exposure than where a 3 meter sample taken by Almaden across the vein returned 7.8 g/t Au and 191 g/t Ag. Soil sampling highlighted the main vein zone with elevated Au, Ag, Sb and As values in samples collected. Additional zones of elevated Au, Ag, Sb and As in soil samples spatially unrelated to the main vein zone suggest that unexposed parallel structures may exist. A small Induced Polarization (IP) geophysical survey was carried out to test the effectiveness of this methodology in identifying vein structures that are not exposed. This work identified the known veins as resistivity and chargeability highs. The present drill program includes plans to test along roughly 900 meters of strike length and up to 150 meters beneath surface.

Almaden optioned the Fuego property to Horseshoe on terms whereby Horseshoe can earn a 60% interest in the property by spending US$3 Million exploring the Fuego project and issuing 1,000,000 shares of Horseshoe to Almaden. In addition, upon earning a 60% interest in the property, Horseshoe would have 120 days to acquire Almaden's remaining 40% interest in the property in return for a 40% interest in the issued capital of Horseshoe, to be issued by Horseshoe to Almaden at that time. Samples were analysed by ALS Chemex Labs of North Vancouver. Surface samples were taken under the direction of qualified persons Mr. Morgan Poliquin, M.Sc., P.Eng, director of Almaden, Mr. H. L. King, P.Geo., Mr. William Wengzynowski, P.Eng. and Mr. Andris Kikauka, P.Geo. The drill program at the Fuego project is carried out under the supervision of Morgan Poliquin, M.Sc., P.Eng. Samples of split core were analysed at ALS Chemex Labs of North Vancouver for gold analyses by conventional fire assay techniques and trace elements by inductively coupled plasma atomic emission spectroscopy (ICP). A quality control program was instituted including the insertion of blanks, filed duplicates and standards into the sample stream.

ON BEHALF OF THE BOARD OF DIRECTORS

      “Morgan J. Poliquin”

“J. McInnes”

___________________________

_______________________

Morgan J. Poliquin, M.Sc., P.Eng.

J. E. McInnes

Director

Director

Almaden Minerals Ltd.

Horseshoe Gold Mining Inc.

The Toronto Stock Exchange nor the American Stock Exchange or, for Horseshoe Gold Mining Inc., the TSX Venture Exchange, has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commissio n.